                                                                  EXHIBIT 2.2(a)


                         [COOPERS & LYBRAND LETTERHEAD]






                                  XYPLEX, INC.

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

                         [COOPERS & LYBRAND LETTERHEAD]



                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Raytheon Company:

We have audited the accompanying balance sheets of Xyplex, Inc. as of December 31, 1995 and 1994, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, interest expense associated with Raytheon Company's general corporate debt has not been allocated to Xyplex, Inc.'s financial statements. Also as discussed in Note 1, Xyplex, Inc. has earned interest income primarily on its intercompany receivable from Raytheon based on an agreed-upon rate. As discussed in Note 2, certain costs and expenses presented in the financial statements represent allocations of the costs of services provided to Xyplex, Inc. by Raytheon Company. As a result of these factors, the financial statements presented may not be indicative of the financial position or results of operations that would have been achieved had Xyplex, Inc. operated as a nonaffiliated entity.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xyplex, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                             /s/ COOPERS & LYBRAND L.L.P.


Boston, Massachusetts
April 22, 1996

                                  XYPLEX, INC.

                                 BALANCE SHEETS

                           December 31, 1995 and 1994



             ASSETS

                                                          1995             1994
                                                          ----             ----
Current assets:
  Cash and cash equivalents                           $    113,000     $    140,000
  Short-term investments                                   400,000          400,000
  Accounts receivable, less reserve of $805,000
    and $719,000 in 1995 and 1994, respectively         19,584,000       18,663,000
  Inventory                                              8,974,000        8,397,000
  Other current assets                                     790,000          456,000
  Receivable from parent company                        33,774,000       35,447,000
                                                      ------------     ------------
    Total current assets                                63,635,000       63,503,000

Property and equipment, net                              7,854,000        6,386,000
Deferred tax asset                                       6,136,000        3,168,000
Other assets                                             2,032,000        1,627,000
Goodwill                                                85,624,000      123,982,000
                                                      ------------     ------------
    Total assets                                      $165,281,000     $198,666,000
                                                      ============     ============

  LIABILITIES AND PARENT COMPANY INVESTMENT

Current liabilities:
  Current portion of capital lease obligations             472,000          796,000
  Accounts payable                                       7,517,000        6,504,000
  Accrued payroll and employee benefits                  4,749,000        3,326,000
  Other accrued expenses                                 1,700,000          900,000
  Deferred revenue                                       3,134,000        1,551,000
                                                      ------------     ------------
   Total current liabilities                            17,572,000       13,077,000

Long-term portion of capital lease obligations              84,000          604,000
Commitments and contingencies

Parent company investment                              147,625,000      184,985,000
                                                      ------------     ------------
    Total liabilities and parent company investment   $165,281,000     $198,666,000
                                                      ============     ============



    The accompanying notes are an integral part of the financial statements.

                                  XYPLEX, INC.

                              STATEMENTS OF INCOME

                 for the years ended December 31, 1995 and 1994


                                             1995                   1994
                                             ----                   ----

Net sales                                $107,617,000           $95,233,000
Cost of sales                              49,360,000            40,646,000
                                         ------------           -----------
Gross profit                               58,257,000            54,587,000
                                         ------------           -----------

Operating expenses:
   Selling and marketing                   35,675,000            25,283,000
   General and administrative               6,300,000             5,008,000
   Research and development                16,039,000            13,045,000
   Parent company allocations                 425,000                24,000
   Amortization of goodwill                 8,358,000             1,393,000
   Impairment of goodwill                  30,000,000                     -
   Acquisition charges                              -             4,299,000
                                         ------------           -----------
       Total operating expenses            96,797,000            49,052,000
                                         ------------           -----------

(Loss) income from operations             (38,540,000)            5,535,000
Interest expense                              (74,000)             (131,000)
Interest income                                22,000               834,000
Interest income from parent company         2,238,000               212,000
                                         ------------           -----------
Net (loss) income before tax provision    (36,354,000)            6,450,000
Provision for federal income taxes          1,006,000             3,152,000
                                         ------------            ----------
Net (loss) income                        $(37,360,000)          $ 3,298,000
                                         ============           ===========

    The accompanying notes are an integral part of the financial statements.

                                  XYPLEX, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                 for the years ended December 31, 1995 and 1994


                                         COMMON STOCK                            ADDITIONAL         PARENT          TOTAL
                                   -----------------------       RETAINED         PAID-IN          COMPANY       STOCKHOLDERS'
                                     SHARES        AMOUNT        EARNINGS         CAPITAL         INVESTMENT        EQUITY
                                   ----------     --------     ------------     ------------     ------------     ------------
Balance, January 1, 1994            6,055,000     $ 61,000     $ 22,083,000     $ 34,537,000                      $ 56,681,000

Exercise of stock options             141,000        1,000               --           46,000                            47,000

Tax benefit related to employee
  stock options                            --           --               --        1,172,000                         1,172,000

Sale of common stock under employee
  stock purchase plan                  60,000        1,000               --          805,000                           806,000

Net income earned through date of
  acquisition                              --           --        1,641,000               --                         1,641,000

Acquisition by Raytheon Company    (6,256,000)     (63,000)     (23,724,000)     (36,560,000)    $ 60,347,000               --

Allocation of goodwill to parent
  company investment                       --           --               --               --      122,981,000      122,981,000

Net income                                 --           --               --               --        1,657,000        1,657,000
                                   ----------     --------     ------------     ------------     ------------     ------------
Balance, December 31, 1994                 --           --               --               --      184,985,000      184,985,000

Net loss                                   --           --               --               --      (37,360,000)     (37,360,000)
                                   ----------     --------     ------------     ------------     ------------     ------------
Balance, December 31, 1995                 --           --               --               --     $147,625,000     $147,625,000
                                   ==========     ========     ============     ============     ============     ============

    The accompanying notes are an integral part of the financial statements.

                                  XYPLEX, INC.

                            STATEMENTS OF CASH FLOWS

                  for the years ended December 31, 1995 and 1994

                                                     1995              1994
                                                --------------    --------------
Cash flows from operating activities:
  Net (loss) income                             $ (37,360,000)    $   3,298,000
  Adjustments to reconcile net income
      to net cash provided by
      operating activities:
    Depreciation and amortization                  13,868,000         5,239,000
    Impairment of goodwill                         30,000,000                --
    Tax benefit from employee stock options                --         1,172,000
    Deferred income tax provision                  (2,968,000)       (2,453,000)
    Changes in assets and liabilities:
      Accounts receivable                            (921,000)       (5,546,000)
      Inventory                                      (577,000)       (3,402,000)
      Other current assets                           (334,000)         (114,000)
      Accounts payable and accrued expenses         1,096,000           893,000
      Deferred revenue                              1,583,000           720,000
      Other assets                                   (110,000)          (18,000)
                                                --------------    --------------
        Net cash provided by (used in)
          operating activities                      4,277,000          (211,000)
                                                --------------    --------------
Cash flows from investing activities:
  Purchase and sale of equipment, net              (6,437,000)       (3,760,000)
  Purchase of licenses and other
      intangible assets                              (836,000)       (1,090,000)
  Net proceeds from sales of securities                    --        19,917,000
                                                --------------    --------------
        Net cash (used in) provided
          by investing activities                  (7,273,000)       15,067,000

Cash flows from financing activities:
  Increase in accounts payable
      related to cash overdrafts                    2,140,000         1,866,000
  Repayment of note payable                                --          (253,000)
  Proceeds from exercise of stock options                  --            46,000
  Proceeds from sale of stock under
      employee stock purchase plan                         --           805,000
  Payments of capital leases                         (844,000)         (863,000)
  Net receipts from (payments to)
      parent company                                1,673,000       (33,140,000)
                                                --------------    --------------

        Net cash provided by (used in)
          financing activities                      2,969,000       (31,539,000)

Net decrease in cash and cash equivalents             (27,000)      (16,683,000)

Cash and cash equivalents, beginning of year          140,000        16,823,000
                                                --------------    --------------

Cash and cash equivalents, end of year          $     113,000     $     140,000
                                                ==============    ==============


    The accompanying notes are an integral part of the financial statements.

                                  XYPLEX, INC.

                         NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

     BASIS OF PRESENTATION

     Xyplex, Inc. (the "Company" or "Xyplex") designs, manufactures, markets and supports data networks. On October 7, 1994, Xyplex was acquired by Raytheon Company ("Raytheon") for total consideration of $186,000,000. Pursuant to the purchase method of accounting, the assets and liabilities acquired by Raytheon were revalued to their fair value. The excess of the purchase price over the fair value of the net assets acquired was approximately $125,000,000 and accordingly, goodwill and the parent company investment were increased by $125,000,000. Effective on the close of business on April 9, 1996, Xyplex was acquired by Whittaker Corporation.

     The accompanying historical financial statements present the Company's results of operations and its financial condition as a stand alone entity through October 7, 1994 and as a wholly-owned subsidiary of Raytheon thereafter. Interest expense associated with Raytheon's general corporate debt has not been allocated to the Company's financial statements. Certain costs and expenses presented in the financial statements represent intercompany allocations and management's estimates of the costs of services provided to the Company by Raytheon. (See Note 2 for further discussion of allocations.) Additionally, as discussed in further detail below, Xyplex earned interest income primarily on its intercompany receivable from Raytheon based on an agreed-upon rate. As a result of these factors, the financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a non-affiliated entity.

     The Company has had transactions in the normal course of business with Raytheon and its subsidiaries. Revenues from these transactions, totaling $1,172,000 in 1995 and $128,000 in 1994, are in accordance with Xyplex's normal terms and conditions. The remaining receivables from these transactions with Raytheon are included in trade accounts receivable and totaled $458,000 and $28,000 as of December 31, 1995 and 1994,
     respectively.

     Additionally, Xyplex transferred a substantial amount of its cash and investments to Raytheon upon the acquisition date and has subsequently participated in the Raytheon cash management program. All of this cash management activity is recorded in the receivable from parent company account. Intercompany activity also includes allocations of corporate expenses, state and federal income tax payments and credits, and interest earned on the intercompany receivable balance itself. Interest is earned on the intercompany receivable balance at a rate of 6.25% in 1995 and 5% in 1994 and totaled approximately $2,238,000 in 1995 and $212,000 in 1994.

     PARENT COMPANY INVESTMENT

     The parent company investment account represents the net assets of the company. As described above, this account was credited with the excess of the purchase price over the fair value of Xyplex's net assets at the time of Raytheon's purchase.



                                   Continued

                                  XYPLEX, INC.

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries, Xyplex Foreign Sales Corporation, Inc., a foreign sales corporation formed in April 1990 and Xyplex Security Corp., formed in May 1991. Significant intercompany accounts and transactions have been eliminated in consolidation. The assets of Xyplex Security Corp. were liquidated during 1994 after the Company was purchased by Raytheon. Effective in 1995, the Company's foreign sales were reported under Raytheon's foreign sales corporation (RITL).

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include all highly liquid investments with original maturities of ninety days or less at the time of acquisition. All other investments are considered to be short-term investments and are recorded at cost which approximates fair value. Under the Company's cash management system with Raytheon, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes. The Company has determined the net overdraft balance by bank and has correspondingly reclassified these amounts to Accounts Payable.

REVENUE RECOGNITION

The Company recognizes product revenue upon shipment of goods and software. Maintenance and support fees greater than $10,000 are recognized ratably over the life of the contract. A provision is made at the time of shipment for estimated warranty costs to be incurred.

INVENTORY

Inventories are stated at the lower of cost (first-in, first-out method) or market.




                                   Continued

                                  XYPLEX, INC.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods in amounts that allocate the cost of these assets over their estimated useful lives as follows:

                                                   ESTIMATED
ASSET CLASSIFICATION                               USEFUL LIFE
--------------------                               -----------
Equipment                                             5 years
Computer equipment                                    3 years
Furniture and fixtures                                5 years
Leasehold improvements                             Term of Lease
Demonstration units                                   3 years
Equipment under capital lease                      Term of Lease


Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are eliminated and the related gains or losses are reflected in income.

INTANGIBLES

Goodwill, which represents the amount Raytheon incurred in excess of the fair value of the net assets of Xyplex on the date of purchase, is amortized on a straight-line basis over a period of 15 years. For the years ended December 31, 1995 and 1994, the Company incurred amortization expense related to this asset of $8,358,000 and $1,393,000. Accumulated amortization related to goodwill totaled $9,751,000 and $1,393,000 as of December 31, 1995 and 1994.

Other intangibles assets, consisting primarily of licenses, are included in other assets. These assets are amortized over a one to three year period based on net realizable value. For the years ended December 31, 1995 and 1994, the Company incurred amortization expense of $444,000 and $245,000. Accumulated amortization related to these other assets totaled $624,000 and $180,000 as of December 31, 1995 and 1994.

The Company periodically reviews the carrying value of its intangible assets as well as the amortization periods to determine whether current events and circumstances warrant adjustment to the carrying values or estimated useful lives. At each balance sheet date, management evaluates the carrying value of intangible assets to determine whether there has been any permanent impairment. As of December 31, 1995, the Company recognized goodwill impairment of $30,000,000. This amount represents the approximate difference between the fair value and the carrying value of the Company's net assets based on the anticipated sale of the Company.

                                   Continued

                                  XYPLEX, INC.

     RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

     Research and development costs are charged to expense as incurred. In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, capitalization of internally developed computer software costs begins upon the establishment of technological feasibility. The Company believes that once a working model has been established, the additional development costs to bring the product to a commercially acceptable level are not significant. There were no software development costs capitalized as of December 31, 1995 and 1994.

     INCOME TAXES

     The Company records income taxes based on an asset and liability approach which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. For purposes of these financial statements, income taxes have been calculated as if Xyplex had prepared a tax return on a stand alone basis.

     In accordance with Raytheon's policy, all sate and local taxes have been included in general and administrative expenses.

2.   ALLOCATED COSTS:

     The historical statements of operations, include charges from Raytheon representing the Company's share of the cost of support services provided. These charges are allocations of corporate expenses associated with legal, marketing, management, financial and facilities management services. The basis of the allocation is dependent on the functions and includes net sales, square feet occupied, and percentage share of all other corporate assessments. For these services, the Company was charged $425,000 and $24,000 in 1995 and 1994, respectively.

     Management believes the methods used to allocate the costs are reasonable based on the company's use of such facilities and services.

3.   INVENTORY:

     Inventories consist of the following at December 31, 1995 and 1994:

                                            1995          1994
                                            ----          ----
          Raw materials                 $  987,000     $1,753,000
          Work in process                3,856,000      2,874,000
          Finished goods                 4,131,000      3,770,000
                                        ----------     ----------
                                        $8,974,000     $8,397,000
                                        ==========     ==========

                                   Continued

                                  XYPLEX, INC.

     Work in process and finished goods inventories include materials, labor and manufacturing overhead. At December 31, 1995 and 1994, finished goods include approximately $2,553,000 and $1,747,000, respectively, of demonstration products located at the sales and support offices and potential customer sites.

4.   PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                                  1995            1994
                                                                  ----            ----

     Equipment                                                 $ 5,810,000    $ 3,413,000
     Computer equipment                                          8,433,000      6,302,000
     Furniture and fixtures                                      1,626,000        835,000
     Leasehold improvements                                      2,515,000      2,090,000
     Demonstration units                                         3,080,000      2,372,000
     Equipment under capital lease                               3,513,000      3,528,000
                                                               -----------    -----------
                                                                24,977,000     18,540,000
     Less - Accumulated depreciation and amortization          (17,123,000)   (12,154,000)
                                                               -----------    -----------
                                                               $ 7,854,000    $ 6,386,000
                                                               ===========    ===========

     Equipment under capital leases had accumulated amortization of $2,942,000 and $2,078,000 as of December 31, 1995 and 1994. Acquisitions for equipment under capital lease obligations totaled $477,000 in 1994. There were no such acquisitions in 1995.

5.   LONG-TERM DEBT:

     At December 31, 1993, the Company had approximately $253,000 outstanding under a term note payable. Until the acquisition by Raytheon, the Company made the required monthly principal payments of approximately $23,000 plus interest. In October 1994, the Company paid this note off in full.

6.   STOCK PLANS:

     During 1994, the Company had two stock options plans in effect: the 1991 Restated Stock Option Plan (the "1991 Plan") and the 1989 Consultant's Stock Option Plan (the "1989 Plan"). Under the 1991 Plan, incentive stock options were granted at an exercise price of not less than the fair market value of common stock as determined in accordance with the 1991 Plan and nonqualified options were granted at an exercise price of not less than 50% of the fair market value of the common stock


                                   Continued

                                  XYPLEX, INC.

     at the date of grant. Under the 1989 Plan, stock options were granted to eligible consultants, as defined, at a price of not less than the fair value of the common stock at the date of grant. At the time the Company was acquired by Raytheon, the outstanding options of both of these plans were exchanged for options to purchase Raytheon stock.

     A summary of stock option activity under the 1991 Plan and the 1989 Plan follows:

                                                            1991                    1989
                                                          Related               Consultant's
                                                     Stock Option Plan       Stock Option Plan
                                                 -------------------------   -----------------
                                                 Number of      Option       Number of  Option
                                                  Options        Price        Options    Price
                                                 --------   --------------   ---------   -----
     Outstanding at December 31, 1993             613,532   $  .12 - 28.62      333      $.12
       Granted                                     24,069   $11.63 - 18.50
       Exercised                                 (140,963)  $  .12 - 26.00
       Canceled                                   (28,075)  $ 1.84 - 21.25     (333)
       Exchanged for Raytheon stock options       468,563
                                                 --------                       ----

     Outstanding at December 31, 1994                -                            -
                                                 ========                       ====

     Prior to the acquisition by Raytheon, the Company also had the 1991 Employee Stock Purchase Plan (the "ESPP") in effect. Under the terms of the ESPP, the Company was authorized to grant options to purchase an aggregate of 140,000 shares of common stock in a series of six-month periods. The purchase price was 85% of the lower of the fair value per share of common stock, as defined in the ESPP. At the time the Company was acquired by Raytheon, these shares were converted to Raytheon Stock.

7.   INCOME TAXES:

     The provision for income taxes in the accompanying consolidated statements of income consists of the following at December 31, 1995 and 1994:

                                       1995            1994
                                   -----------     -----------
     Federal:
       Current                     $ 3,450,000     $ 4,238,000
       Deferred                     (2,444,000      (1,086,000)
                                   -----------     -----------
                                   $ 1,006,000     $ 3,152,000
                                   ===========     ===========



                                   Continued

                                  XYPLEX, INC.

     A reconciliation of the federal statutory rate percentage to the Company's effective tax rate percentage is as follows for the years ended December 31, 1995 and 1994.

                                                  1995                 1994
                                                  ----                 ----
     Income tax provision
        at federal statutory rate                  (35.0)%               35.0 %
     Amortization of nondeductible goodwill         36.9                  7.6
     Non-deductible acquisition charges                -                 16.2
     Other                                           0.9                 (9.9)
                                             ------------           -----------
     Effective tax rate                              2.8 %               48.9 %
                                             ------------           -----------

     The approximate income tax effect of each type of temporary difference compromising the deferred tax asset at December 31, 1995 and 1994 is as follows:

                                                   1995                1994
                                                   ----                ----
     Inventory                                 $1,736,000          $  829,000
     Deferred revenue                             957,000             305,000
     Depreciation                                 935,000             443,000
     Accrued vacation                             463,000             394,000
     Accrued warranty                             306,000             181,000
     Bad debt                                     282,000             252,000
     Other, net                                   374,000             205,000
                                               ==========          ==========

     Total federal deferred tax asset           5,053,000           2,609,000
     State deferred tax asset, net              1,083,000             559,000

     Total deferred tax asset                  $6,136,000          $3,168,000
                                               ==========          ==========

     Income taxes paid totaled approximately $3,322,000 and $2,935,000 in 1995 and 1994, respectively.


8.   401(k) RETIREMENT PLAN:

     The Company had a 401(k) retirement plan covering all employees who are regularly scheduled to work 1,000 or more hours of service per year. Participants may elect to defer up to 15% of their compensation for deposit under the plan, subject to certain IRS limitations. The Company may elect to make contributions to the plan. The contributions are allocated to each eligible participant's account in proportion to each participant's deferrals for the plan year, subject to IRS limitations; participants' deferrals in excess of 6% of compensation are not matched. The Company elected not

                                   Continued

                                  XYPLEX, INC.

    to make contributions to the plan for the year ended December 31, 1994. In 1995, the Company contributed approximately $275,000.

9.  LEASE COMMITMENTS:

    The Company has both operating and capital lease commitments for certain facilities and equipment. These leases expire at various dates through the year 2014.

    Future minimum lease payments under these noncancelable leases are as follows:

                                                          OPERATING           CAPITAL
     YEAR                                                  LEASES              LEASES
     ----                                                 ---------           -------
     1996                                                 $1,458,000          $495,000
     1997                                                    761,000            85,000
     1998                                                    633,000                 -
     1999                                                    416,000
     2000                                                    416,000                 -
     Thereafter                                            2,278,000                 -
                                                          ----------          --------
     Total minimum lease payments                         $5,962,000           580,000
                                                          ==========          ========
     Less amount represent interest                                             24,000
                                                                              --------
     Present value of minimum lease payments                                   556,000
     Less current portion of capital lease obligations                         472,000
                                                                               -------
                                                                              $ 84,000
                                                                              ========

    Rent expense was approximately $1,911,000 and $1,479,000 in 1995 and 1994, respectively.

10. SIGNIFICANT CUSTOMERS AND EXPORT SALES:

    During 1994, sales to one customer totaled approximately $12,045,000 or 12.5% of net sales. No single customer accounted for more than 10% of net sales during 1995.

                                   Continued

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


                                  XYPLEX, INC.

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

        Export sales as a percentage of net sales for the years ended December 31, 1995 and 1994, respectively, are as follows:

                                                        1995            1994
                                                        ----            ----
        Europe                                          12.5%           12.0%
        Pacific Rim                                      5.0             4.1
        Canada                                           4.0             4.4
        Other                                            9.8             5.1
                                                        ----            ----
                                                        31.3%           25.6%
                                                        ====            ====

11.     EMPLOYMENT AGREEMENTS:

        During 1995, Raytheon and Xyplex provided strategic resolution bonuses to key employees. These bonuses, totaling approximately $1,500,000, were due and payable on March 1, 1996 for each employee who continued to be an employee on March 1, 1996. Of the $1,500,000 charge, approximately $250,000 was funded by Xyplex with the remainder being funded by Raytheon.

        Also during 1995, Raytheon entered into employment agreements with certain key employees of the Company which provide for salary continuation of up to 12 months in the event of termination of employment without cause. The aggregate commitment under these employment agreements should all covered employees be terminated is approximately $1,500,000.






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